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                        TV AZTECA BOARD REAFFIRMS LONG-TERM COMMITMENT
                                  FOR USES OF FREE CASH FLOW

                         -- "No Investments in Non-core Businesses" --


FOR IMMEDIATE RELEASE

     Mexico City,  June 16,  2003--TV  Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors reassured the market about the company's six-year guidelines for uses of cash approved earlier this year. Last February the board authorized a plan to allocate a substantial portion of TV Azteca's expected cash generation within the next six years, to gradually reduce the company's outstanding debt for an amount of approximately US$250 million, as well as to make distributions to shareholders for approximately US$500 million in the six-year period.

     "Our board ratified today that the long term plan for uses of cash is a firm and definite commitment with all of the company's investors. Our strict adherence to the guidelines will continue exactly in the same manner as was approved and communicated in the prior months," said Pedro Padilla, Chief Executive Officer of TV Azteca, after a meeting to inform the company's board of directors about Unefon's settlement with Nortel.

     "Our long term plan relies on our commitment to isolate TV Azteca's solid cash generation from the company's investments--Unefon and Azteca America--and today the board reaffirmed that the assurance of non-cash outlays from TV Azteca applies to any, related or non-related non-core business, including the investment in Iusacell, recently announced by Grupo Salinas," added Mr. Padilla.

     Mr. Padilla also commented that, "We are delighted with the fact that Unefon reached an agreement with Nortel Networks, its main vendor equipment supplier and lender, which provides Unefon with a strong capital structure that translates into long term viability. We see that Unefon has become a stand-alone company, with an increasingly solid competitive position, not depending on TV Azteca for growth."

Company Profile

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                              Investor Relations:

             Bruno Rangel                                   Omar Avila
            5255 3099 9167                                5255 3099 0041
       jrangelk@tvazteca.com.mx                       oavila@tvazteca.com.mx

                                Media Relations:

                                Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx